SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Lillian E. Salerno

777 7th Street Unit 430

Washington, D.C. 20001

(202) 538-2003

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76129W105

(1)	Names of Reporting Persons Lillian E. Salerno

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC use only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,806,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,806,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.6%

(14)	Type of Reporting Person (See Instructions) IN

Preliminary Note:

Lillian E. Salerno’s original Schedule 13D was filed on August 24, 2000 in paper format.  This Amendment No. 1 is being filed to update the information in the original Schedule 13D.  As required by Rule 13d-2(e) under the Securities Exchange Act of 1934, this Amendment No. 1 restates the entire text of the original Schedule 13D (other than the updated cover pages).  There were no exhibits filed in the original Schedule 13D.  The heading “Original” in the Items below precedes the text of the original Schedule 13D and the heading “Amendment No. 1” in the Items below precedes the text as amended by this Amendment.

Item 1.	Security and Issuer.

ORIGINAL:

Common Stock

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, Texas 75068-0009

AMENDMENT NO. 1:

This statement relates to shares of Common Stock of Retractable Technologies, Inc. (the “Issuer”).  The address of the principal executive office of the Issuer is 511 Lobo Lane, Little Elm, TX 75068.

Item 2.	Identity and Background.

ORIGINAL:

(a)                                  Name:  Lillian E. Salerno

(b)                                 Residence or business address:  432 Edwards, Lewisville, Texas 75057

(c)                                  Ms. Salerno’s principal business is a Director of Retractable Technologies, Inc. and is a consultant to Retractable Technologies, Inc.

(d)                                 During the past five years, Ms. Salerno has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, Ms. Salerno has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Salerno was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)                                    Ms. Salerno is a resident of the United States.

AMENDMENT NO. 1: (only [b] and [c] are amended hereby)

(b)                                 Residence or business address: 777 7th Street Unit 430, Washington, D.C. 20001

(c)                                  Ms. Salerno’s present principal occupation is Special Assistant, U.S. Department of Agriculture.

Item 3.	Source and Amount of Funds or Other Consideration.

ORIGINAL:

N/A

AMENDMENT NO. 1:

Since the filing of the Original Schedule 13D, Ms. Salerno has only acquired beneficial ownership of the Common Stock of the Issuer on two occasions: 1) a purchase of 12,500 shares of Series V Class B Preferred Stock for $4.00 per share in August 2002; and 2) her receipt of nonqualified stock option from the Issuer on July 15, 2009 which may be exercised for 25,000 shares of Common Stock for $0.81 per share.  Ms. Salerno used her personal funds to purchase the Series V Class B Preferred Stock from the Issuer.  Such preferred stock was exchanged for 12,500 shares of Common Stock as of December 30, 2011 pursuant to a private transaction with the Issuer which did not require cash consideration from Ms. Salerno.  Such exchange did not affect Ms. Salerno’s beneficial ownership because the preferred stock was convertible to 12,500 shares of Common Stock at the time of the exchange.  The stock option remains unexercised.  All other transactions since the date of the Original Schedule 13D have been private or open-market sales.

Item 4.	Purpose of Transaction.

ORIGINAL:

Ms. Salerno acquired the securities for investment purposes.  Ms. Salerno presently does not have any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

Ms. Salerno reserves the right to acquire additional securities and stock and to dispose of securities of the issuer as she deems advisable.

AMENDMENT NO. 1:

Ms. Salerno acquired the securities for investment purposes.  Ms. Salerno has no present plans or proposals which would relate to or would result in any of the transactions required to be disclosed in Item 4 of this statement.

Ms. Salerno has an option to purchase 25,000 shares of Common Stock of the Issuer for $0.81 per share.  This option was granted on (and vested on) July 15, 2009 and expires on July 15, 2019.

Item 5.	Interest in Securities of the Issuer.

ORIGINAL:

Ms. Salerno owns 2,800,000 shares of Common Stock.

AMENDMENT NO. 1:

(a)                                  As of the date hereof, Ms. Salerno has beneficial ownership of 1,806,000 shares which comprises 6.6% of the Common Stock of the Issuer.  This computation follows the guidance in Rule 13d-3(d)(1) with respect to the 25,000 shares which Ms. Salerno has a right to acquire pursuant to a stock option.  Pursuant to the Issuer’s Form 10-Q filed August 14, 2012, there were 27,318,700 shares of Common Stock of the Issuer outstanding as of August 1, 2012.

(b)                                 Ms. Salerno has sole power to vote and dispose 1,806,000 shares, of which 1,781,000 shares are outstanding Common Stock and 25,000 shares may be acquired by exercise of a stock option.

(c)                                  No transactions have been effected during the last 60 days by Ms. Salerno.  No individual transaction since the filing date of the original Schedule 13D has involved an acquisition or disposition of one percent (1%) or more of the Common Stock of the Issuer.  The largest individual transaction since the filing date of the original Schedule 13D occurred on March 13, 2009, which was a private sale of 200,000 shares of Common Stock for $1.00 per share.  On such date, Ms. Salerno had beneficial ownership of 2,043,500 shares of Common Stock of the Issuer (8.6% of the outstanding Common Stock of the Issuer).  According to the Issuer’s Form 10-K filed March 31, 2009, there were 23,800,064 shares of Common Stock outstanding at the time of the transaction.  Therefore, the sale only involved 0.84% of the Issuer’s Common Stock.

Notwithstanding the smaller transaction amounts, the cumulative effect of Ms. Salerno’s sales since the filing date of the original Schedule 13D has resulted in material changes in her beneficial ownership.  On the filing date of the original Schedule 13D, Ms. Salerno owned 2,800,000 shares of Common Stock of the Issuer, which comprised 20% of the outstanding Common Stock at that time.  She has sold a total of 1,006,500 shares of the Issuer’s Common Stock in over seventy (70) separate transactions over the last twelve (12) years.  The sale prices have varied in accordance with the stock price of the Issuer with her first sale on November 30, 2001 for $6.35 per share as the highest sale price.  Since 2008, the sale prices have been well under $2.00 per share.  Ms. Salerno will undertake to provide any records in her possession to the staff of the U.S. Securities and Exchange Commission regarding each individual transaction upon request.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ORIGINAL:

Ms. Salerno is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

AMENDMENT NO. 1:

Ms. Salerno has an option to purchase 25,000 shares of Common Stock of the Issuer for $0.81 per share which became exercisable on July 15, 2009 and expires on July 15, 2019.

Item 7.	Material to be Filed as Exhibits.
ORIGINAL: N/A AMENDMENT NO. 1: N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: September 11, 2012	BY:	/s/ LILLIAN E. SALERNO
LILLIAN E. SALERNO